NO ACT [redacted] P.E. 10/27/2014

14008591

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

NOV 20 2014

Washington, DC 20549

November 20, 2014

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 11-20-14

Christina Lai
Applied Materials, Inc.
christina_lai@amat.com

Re: Applied Materials, Inc.
Incoming letter dated October 27, 2014

Dear Ms. Lai:

This is in response to your letter dated October 27, 2014 concerning the shareholder proposal submitted to Applied Materials by Kenneth Steiner. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

being simultaneously provided by email on this date to Mr. Chevedden informing him of the Company's intention to exclude the Proposal from the Proxy Materials.

The Company agrees to promptly forward to Mr. Chevedden any Staff response to the Company's no-action request that the Staff transmits to the Company by mail, email and/or facsimile. Rule 14a-8(k) and SLB No. 14D provide that a shareholder proponent is required to send to the company a copy of any correspondence which the proponent elects to submit to the Commission or the Staff. Accordingly, the Company hereby informs Mr. Chevedden that the undersigned, on behalf of the Company, is entitled to receive from the Proponent or Mr. Chevedden a concurrent copy of any correspondence submitted to the Commission or the Staff relating to the Proposal.

I. The Proposal

The Company received the Initial Proposal via email and facsimile from Mr. Chevedden on September 24, 2014, at 9:46 a.m. and 10:02 a.m., respectively. The Initial Proposal received by email and facsimile, along with Mr. Chevedden's cover email, the Proponent's cover letter and the accompanying supporting statement, is attached to this letter as Exhibit A.

The Company then received the Revised Proposal via email and facsimile from Mr. Chevedden on September 24, 2014, at 8:00 p.m. and 8:16 p.m., respectively. The Revised Proposal received by email and facsimile, along with Mr. Chevedden's cover email, the Proponent's cover letter and the accompanying supporting statement, is attached to this letter as Exhibit B.

The Proposal requests that the shareholders of the Company resolve that the Company's board of directors "undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law."

II. Background

Within the cover letter to the Proposal, the Proponent stated that he "will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting." At the time he submitted the Initial Proposal and Revised Proposal, the Proponent did not provide written proof of his holdings from a record holder, and the Proponent does not appear on the records of the Company as a shareholder. On September 30, 2014, the Company received via email and facsimile from Mr. Chevedden a letter from TD Ameritrade, Inc. confirming the Proponent's stock ownership in TD Ameritrade Clearing Inc. of at least 500 shares of the Company since October 1, 2012 (the "TD Ameritrade Letter"). As the closing price of the Company's shares of common stock on NASDAQ was $21.63 on September 23, 2014 (the trading day before the Proposal was submitted), the Proponent held more than $2,000 in market value of the Company's voting stock on the date he submitted the Proposal, as required by Rule 14a-8(b). TD Ameritrade Clearing Inc. is included on the list of Depository Trust Company participants referred to in Staff Legal Bulletin No. 14F (October 18, 2011). A copy of the TD Ameritrade Letter is attached to this letter as Exhibit C.

Since receiving the TD Ameritrade Letter, the Company has not received further correspondence from either the Proponent or Mr. Chevedden in relation to the Proposal.

III. Basis for Exclusion

The Proposal May Be Excluded Under Rule 14a-8(e)(2) Because the Proponent Failed to Timely Submit the Proposal.

The Company may exclude the Proposal from the Proxy Materials because the Proposal was not timely submitted as required by Rule 14a-8(e). The deadline for submission of shareholder proposals for inclusion in the Proxy Materials was **September 23, 2014**. This deadline was determined in accordance with Rule 14a-8(e)(2), which states that a shareholder proposal "submitted for a regularly scheduled annual meeting...must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting," provided that a different deadline may apply "if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting." Moreover, Section C of Staff Legal Bulletin No. 14 (July 13, 2001) explains that a company that is planning to have a regularly scheduled annual meeting should calculate the deadline for submitting a shareholder proposal as follows:

- start with the release date disclosed in the previous year's proxy statement;
- increase the year by one; and
- count back 120 calendar days.

The Company's proxy statement for the 2014 annual meeting of stockholders, held on March 4, 2014 (the "2014 Annual Meeting"), was first released to stockholders, as disclosed on page 1 of the proxy statement, on January 21, 2014. The Company filed the proxy statement for the 2014 Annual Meeting with the Commission on January 21, 2014.

While the cover letters to both the Initial Proposal and the Revised Proposal signed by Mr. Steiner were dated September 22, 2014, the header line to both the Initial Proposal and Revised Proposal indicate that the proposals were dated September 24, 2014. The Company received the Initial Proposal and the Revised Proposal by email and facsimile on ***September 24, 2014***. Rule 14a-8(e)(2) states that proposals must be "***received***" at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." (Emphasis added). Accordingly, it is the date of receipt, not the date written on the cover letters

November 20, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Applied Materials, Inc.
Incoming letter dated October 27, 2014

The proposal relates to written consents by shareholders.

There appears to be some basis for your view that Applied Materials may exclude the proposal under rule 14a-8(e)(2) because Applied Materials received it after the deadline for submitting proposals. We note in particular your representation that Applied Materials did not receive the proposal until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Applied Materials omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

APPLIED MATERIALS.

3050 Bowers Avenue
Santa Clara, CA 95054-3299
Phone: (408) 727-5555
FAX: (408) 748-5119

Mailing Address:
Applied Materials, Inc.
P.O. Box 58039
Santa Clara, CA 95052-8039

October 27, 2014

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Applied Materials, Inc. – 2015 Annual Meeting
Omission of Shareholder Proposal of Kenneth Steiner
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter is submitted on behalf of Applied Materials, Inc. (the "Company"), pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company has received an initial shareholder proposal, dated September 24, 2014 (the "Initial Proposal"), and a revised shareholder proposal, also dated September 24, 2014 (the "Revised Proposal," and as revised, the "Proposal"), from John Chevedden, acting as proxy for Kenneth Steiner (the "Proponent"), for inclusion in the Company's proxy statement, proxy card and other proxy materials for its 2015 annual meeting of stockholders (together, the "Proxy Materials"). In reliance on Rule 14a-8 under the Exchange Act, the Company intends to omit the Proposal from the Proxy Materials, pursuant to Rule 14a-8(e) (submission by deadline).

We respectfully request the concurrence of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that no enforcement action will be recommended if the Company omits the Proposal from the Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than eighty (80) calendar days before the Company intends to file the Proxy Materials in definitive form with the Commission.

Pursuant to Section C of Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB No. 14D"), the Company has submitted this letter and the related exhibits to the Staff via email to shareholderproposals@sec.gov. The Proponent has appointed Mr. Chevedden as his proxy and has instructed all future communications regarding the Proposal to be directed to Mr. Chevedden. In accordance with Rule 14a-8(j), a copy of this letter and related exhibits is to the Initial Proposal and the Revised Proposal, which will govern the determination of whether the Proposal was timely submitted. Therefore, pursuant to Rule 14a-8(e)(2), the Proposal was required to be received by the Company no later than 120 days before January 21, 2015 (*i.e.*, September 23, 2014); however, the Proposal was received by the Company on September 24, 2014, ***the day following the deadline***. The Staff has on numerous occasions strictly construed the deadline for receiving shareholder proposals as a bright-line rule, even if a proposal was received the day after the submission deadline. *See, e.g., General Electric Company* (avail. Jan. 24, 2013); *Verizon Communications Inc.* (avail. Jan. 7, 2011); *Johnson and Johnson* (avail. Jan. 13, 2010); *City National Corp.* (avail. Jan. 17, 2008); *Smithfield Foods, Inc.* (avail. Jun. 4, 2007).

Rule 14a-8(e)(2) provides that the 120 calendar day advance receipt requirement does not apply if the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. While the Company has not yet formally scheduled the date of its 2015 annual meeting of stockholders, it does not currently plan to hold any such meeting more than 30 days before or after March 4, 2015.

As required by Item 1(c) of Schedule 14A and in accordance with Rule 14a-5(e)(1), the Company's proxy statement for the 2014 Annual Meeting included the following disclosure on page 63 with respect to the deadline for submitting a proposal under Rule 14a-8:

> "[S]tockholders may submit proposals for action if they comply with SEC rules and Applied's Bylaws. If you would like us to consider including a proposal in our proxy statement for our 2015 annual meeting of stockholders...it must be received at our offices on or before September 19, 2014."

The reference to the September 19, 2014 deadline in the proxy statement for the 2014 Annual Meeting was included in error. However, this erroneous date was, in any case, prior to the deadline as determined in accordance with Rule 14a-8(e)(2). Thus, in any case, the Proponent was not prejudiced by the error, because if the Proponent had relied on the erroneous date, the Proposal would have been received before the deadline of September 23, 2014, as determined in accordance with Rule 14a-8(e)(2). The Staff has concurred with the exclusion of proposals that were submitted untimely pursuant to Rule 14a-8(e)(2) even when an erroneous deadline was included in the proxy statement. *See Pro-Pharmaceuticals, Inc.* (avail. March 18, 2009); *Consolidated-Tomoka Land Co.* (avail. March 5, 2008); *Zions Bancorporation* (avail. Feb. 23, 2007).

The Company has not provided the Proponent with a deficiency notice in connection with the untimely submission of the Proposal because such a notice is not required if a proposal's defect cannot be cured. Pursuant to Rule 14a-8(f)(1), "[a] company need not provide [the proponent] such notice of a deficiency if the deficiency cannot be remedied, such as ***if [the proponent] fail[s] to submit a proposal by the company's properly determined deadline***." (Emphasis added).

The Company also believes there are substantive bases under Rule 14a-8 for exclusion of the Proposal from the Proxy Materials. The Company is addressing only the procedural matter in this letter at this time because the Company does not believe the Proposal is eligible for consideration for inclusion in the Proxy Materials due to its untimely submission. The Company hereby reserves the right, should it be necessary, to raise additional arguments in favor of exclusion of the Proposal from the Proxy Materials in the event the Staff declines to provide the no-action relief requested in this letter. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the Staff issuing its response to this letter.

IV. Conclusion

For the foregoing reasons, please confirm that the Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from the Proxy Materials.

If we can provide additional correspondence to address any questions that the Staff may have with respect to this no-action request, please do not hesitate to call me at 408-563-0164 or contact me via email at Christina_Lai@amat.com.

Very truly yours,

Christina Lai

Christina Lai
Vice President, Corporate Legal Affairs
Applied Materials, Inc.

Attachments

cc: Thomas F. Larkins
Senior Vice President, General Counsel and Corporate Secretary
Applied Materials, Inc.

John Chevedden
Via email: ***FISMA & OMB Memorandum M-07-16***

Exhibit A

Initial Proposal

To-Anh Nguyen

From:	***FISMA & OMB Memorandum M-07-16***
Sent:	Wednesday, September 24, 2014 9:46 AM
To:	Thomas Larkins
Cc:	To-Anh Nguyen
Subject:	Rule 14a-8 Proposal (AMAT)``
Attachments:	CCE00007.pdf

Mr. Larkins,
Please see the attached Rule 14a-8 Proposal intended as a low cost means to improve company performance.
Sincerely,
John Chevedden

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. Thomas F. Larkins
Corporate Secretary
Applied Materials, Inc. (AMAT)
3050 Bowers Ave
Santa Clara CA 95054
PH: 408 727-5555
FX: 408-748-5119

Dear Mr. Larkins,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH: ***FISMA & OMB Memorandum M-07-16*** at: ***FISMA & OMB Memorandum M-07-16*** to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Sincerely,

Kenneth Steiner

9-22-14
Date

cc: To-Anh Nguyen <To-Anh_Nguyen@amat.com>
PH: 408-727-5555
FX: 408-748-5119

[AMAT: Rule 14a-8 Proposal, September 24, 2014]

Proposal 4* – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

The shareholders of Wet Seal (WTSLA) successfully used written consent to replace certain underperforming directors in October 2012. This proposal topic also won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

Unfortunately the Applied Materials Certificate of Incorporation unequivocally states: "No action shall be taken by stockholders by written consent." This proposal is particularly important because Applied Materials shareholders do not even have the right to call a special meeting. Applied Materials shareholders gave 54% support to a 2014 proposal for a shareholder right for 10% of shareholders to call a special meeting.

Even if Applied Materials management decides to take steps to adopt a version of the 2014 special meeting proposal, it is believed that management will place numerous restrictions on a shareholders right to call a special meeting – thus making a shareholder right to act by written consent still very important.

Please vote to protect shareholder value:

Right to Act by Written Consent – Proposal 4*

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. Thomas F. Larkins
Corporate Secretary
Applied Materials, Inc. (AMAT)
3050 Bowers Ave
Santa Clara CA 95054
PH: 408 727-5555
FX: 408-748-5119

Dear Mr. Larkins,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH: ***FISMA & OMB Memorandum M-07-16*** at: ***FISMA & OMB Memorandum M-07-16*** to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

Kenneth Steiner

9-22-14
Date

cc: To-Anh Nguyen <To-Anh_Nguyen@amat.com>
PH: 408-727-5555
FX: 408-748-5119

[AMAT: Rule 14a-8 Proposal, September 24, 2014]

Proposal 4* – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

The shareholders of Wet Seal (WTSLA) successfully used written consent to replace certain underperforming directors in October 2012. This proposal topic also won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

Unfortunately the Applied Materials Certificate of Incorporation unequivocally states: "No action shall be taken by stockholders by written consent." This proposal is particularly important because Applied Materials shareholders do not even have the right to call a special meeting. Applied Materials shareholders gave 54% support to a 2014 proposal for a shareholder right for 10% of shareholders to call a special meeting.

Even if Applied Materials management decides to take steps to adopt a version of the 2014 special meeting proposal, it is believed that management will place numerous restrictions on a shareholders right to call a special meeting – thus making a shareholder right to act by written consent still very important.

Please vote to protect shareholder value:

Right to Act by Written Consent – Proposal 4*

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Exhibit B

Revised Proposal

To-Anh Nguyen

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, September 24, 2014 8:00 PM
To: Thomas Larkins
Cc: To-Anh Nguyen
Subject: Rule 14a-8 Proposal (AMAT)
Attachments: CCE00009.pdf

Mr. Larkins,
Please see the attached revised Rule 14a-8 Proposal intended as a low cost means to improve company performance.
Sincerely,
John Chevedden

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. Thomas F. Larkins
Corporate Secretary
Applied Materials, Inc. (AMAT)
3050 Bowers Ave
Santa Clara CA 95054
PH: 408 727-5555
FX: 408-748-5119

REVISED PM SEPT. 24 2014

Dear Mr. Larkins,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH: ***FISMA & OMB Memorandum M-07-16*** at: ***FISMA & OMB Memorandum M-07-16*** to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Sincerely,

Kenneth Steiner

9-22-14
Date

cc: To-Anh Nguyen <To-Anh_Nguyen@amat.com>
PH: 408-727-5555
FX: 408-748-5119

[AMAT: Rule 14a-8 Proposal, September 24, 2014, Revised pm September 24, 2014]

Proposal 4* – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

The shareholders of Wet Seal (WTSLA) successfully used written consent to replace certain underperforming directors in October 2012. This proposal topic also won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

Unfortunately the Applied Materials Certificate of Incorporation unequivocally states: "No action shall be taken by stockholders by written consent." This proposal is particularly important because Applied Materials shareholders do not even have the right to call a special meeting. A shareholder right to call a special meeting and a shareholder right to act by written consent are 2 complimentary ways to bring an importatn matter to the attention of management and shareholders outside the annual meeting cycle. Plus there could be 15-months between annual meetings.

Applied Materials shareholders gave 54% support to the 2014 proposal for a shareholder right for 10% of shareholders to call a special meeting. Even if Applied Materials management decides to take steps to adopt a version of the 2014 special meeting proposal, it is likely that management will place restrictions on a shareholders right to call a special meeting that will dilute shareholder rights – thus making a shareholder right to act by written consent still very important.

Please vote to protect shareholder value:

Right to Act by Written Consent – Proposal 4*

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. Thomas F. Larkins
Corporate Secretary
Applied Materials, Inc. (AMAT)
3050 Bowers Ave
Santa Clara CA 95054
PH: 408 727-5555
FX: 408-748-5119

REVISED PM SEPT. 24 2014

Dear Mr. Larkins,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH: ***FISMA & OMB Memorandum M-07-16*** at: ***FISMA & OMB Memorandum M-07-16*** to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

Kenneth Steiner

9-22-14
Date

cc: To-Anh Nguyen <To-Anh_Nguyen@amat.com>
PH: 408-727-5555
FX: 408-748-5119

[AMAT: Rule 14a-8 Proposal, September 24, 2014, Revised pm September 24, 2014]

Proposal 4* – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

The shareholders of Wet Seal (WTSLA) successfully used written consent to replace certain underperforming directors in October 2012. This proposal topic also won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

Unfortunately the Applied Materials Certificate of Incorporation unequivocally states: "No action shall be taken by stockholders by written consent." This proposal is particularly important because Applied Materials shareholders do not even have the right to call a special meeting. A shareholder right to call a special meeting and a shareholder right to act by written consent are 2 complimentary ways to bring an importatn matter to the attention of management and shareholders outside the annual meeting cycle. Plus there could be 15-months between annual meetings.

Applied Materials shareholders gave 54% support to the 2014 proposal for a shareholder right for 10% of shareholders to call a special meeting. Even if Applied Materials management decides to take steps to adopt a version of the 2014 special meeting proposal, it is likely that management will place restrictions on a shareholders right to call a special meeting that will dilute shareholder rights – thus making a shareholder right to act by written consent still very important.

Please vote to protect shareholder value:

Right to Act by Written Consent – Proposal 4*

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Exhibit C

TD Ameritrade Letter

To-Anh Nguyen

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, September 30, 2014 2:38 PM
To: To-Anh Nguyen
Subject: Rule 14a-8 Proposal (AMAT) blb
Attachments: CCE00004.pdf

Dear Ms. Nguyen,
Attached is the rule 14a-8 proposal stock ownership verification.
Please acknowledge receipt.
Sincerely,
John Chevedden
cc: Kenneth Steiner

Ameritrade

Post-it® Fax Note 7671	Date 9.30.14	# of pages ▶
To To-Anh Nguyen	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***	
Fax # 408-778-5119	Fax #	

09/30/2014

Kenneth Steiner
*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade ***FISMA & OMB Memorandum M-07-16*** TD Ameritrade Clearing Inc. DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this letter serves as confirmation that since October 1, 2012, you have continuously held no less than 500 shares of each of Amerisourcebergen Corp (ABC) and Applied Materials (AMAT) in the above referenced account.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Stephen Mehlhaff
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13

Ameritrade

Post-it® Fax Note 7671	Date 9.30-14	# of pages ▶
To To-Anh Nguyen	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***	
Fax # 408-748-5119	Fax #	

09/30/2014

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade Account Ending in ***FISMA & OMB Memorandum M-07-16*** TD Ameritrade Clearing Inc. DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this letter serves as confirmation that since October 1, 2012, you have continuously held no less than 500 shares of each of Amerisourcebergen Corp (ABC) and Applied Materials (AMAT) in the above referenced account.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Stephen Mehlhaff
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13